BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

06010323

BAA

09 December 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL



Dear Sirs

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

**Sarah Hunter**
**Head of Investor Relations**

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA



Re: SEC notification 9 December 2005

**BAA plc (File No 82-3372) 12g3-2(b) Exemption**

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

______________________________
Signed

______________________________
Name

______________________________
Date

BAA

# News release

**Embargoed until 0700 hrs Friday 9 December 2005**



## November Traffic

BAA's UK airports handled a total of 10.4 million passengers in November, an increase of 2.2% on the same month last year and an improvement on the 1% growth rate recorded in October.

In November, all key markets, with the exception of European Charter, recorded growth. North Atlantic rose 1% and other long haul routes saw a collective gain of 8.4%, helped by a substantial increase in capacity and the number of airlines serving routes to India. European scheduled traffic was up by 2.3% but reductions in seat capacity led to a 19.8% drop in charter traffic. UK Domestic routes recorded a 0.6% increase, while Irish routes saw growth of 8.8%.

Each airport in the Group reported an increase in November, the largest being a 14.5% gain at Southampton. Traffic at Heathrow rose 1.7%, compared with a fall of 0.8 per cent in October. Gatwick and Stansted recorded growth of 1.9% and 2.1% respectively. In Scotland, Glasgow showed a gain of 1.3% and Edinburgh a rise of 3.0%. Aberdeen continued its recent strong run with a 9.1% increase in November.

For the Group as a whole the increase in air transport movements exactly matched the growth in passengers (+2.2%), while cargo tonnage was down 2.5%.

In the year to date, traffic is up by 2.4% on the same period last year, reflecting a range of positive and negative influences. The positives include higher seat capacity and strong growth in some markets. The negatives include a softening UK economy, the Gate Gourmet



**Corporate Affairs, 130 Wilton Road, London SW1V 1LQ**
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

BAA

dispute, the London bombings, lower load factors in some markets and the impact of higher oil prices.

For further information on BAA plc see www.baa.com

- Ends -

**Media enquiries:** **Duncan Bonfield**
**Tel: +44 (0)7990 777440**

**Mark Mann**
**Tel: + 44 (0)20 7932 6609**

**City enquiries:** **Sarah Hunter**
**Tel: +44 (0)7876 398263**

BAA

BAA Traffic Summary : November 2005

| Terminal Passengers (000s) | Month | % Change* | Fin year to date: Apr to Nov 05 | % Change** | 12 months to Nov 05 | % Change*** |
|---|---|---|---|---|---|---|
| Heathrow | 5,208.2 | 1.7 | 46,750.2 | 0.1 | 67,684.7 | 1.1 |
| Gatwick | 1,993.5 | 1.9 | 24,000.1 | 2.7 | 32,649.1 | 4.5 |
| Stansted | 1,608.0 | 2.1 | 15,662.0 | 5.1 | 21,935.4 | 5.3 |
| London Area Total | **8,809.8** | **1.8** | **86,412.4** | **1.7** | **122,269.2** | **2.7** |
| Southampton | 133.1 | 14.5 | 1,370.0 | 24.4 | 1,818.3 | 19.2 |
| Glasgow | 594.0 | 1.3 | 6,630.9 | 2.5 | 8,771.8 | 2.9 |
| Edinburgh | 634.7 | 3.0 | 6,080.3 | 6.7 | 8,429.3 | 5.9 |
| Aberdeen | 237.4 | 9.1 | 2,035.3 | 8.4 | 2,846.7 | 8.3 |
| Scottish Total | **1,466.1** | **3.2** | **14,746.5** | **5.0** | **20,047.8** | **4.9** |
| BAA Total | **10,408.9** | **2.2** | **102,528.9** | **2.4** | **144,135.3** | **3.2** |

| Air Transport Movements | Month | % Change* | Fin year to date: Apr to Nov 05 | % Change** | 12 months to Nov 05 | % Change*** |
|---|---|---|---|---|---|---|
| Heathrow | 38,468 | 1.2 | 319,470 | 0.7 | 471,686 | 0.5 |
| Gatwick | 17,672 | 1.9 | 178,398 | 3.8 | 251,595 | 4.6 |
| Stansted | 13,926 | -1.1 | 123,725 | 0.9 | 177,890 | 0.3 |
| London Area Total | **70,066** | **0.9** | **621,593** | **1.6** | **901,171** | **1.6** |
| Southampton | 3,499 | 12.3 | 31,537 | 21.2 | 43,473 | 16.6 |
| Glasgow | 7,350 | 2.3 | 69,431 | 5.1 | 96,819 | 4.7 |
| Edinburgh | 9,356 | 2.4 | 81,277 | 5.5 | 116,821 | 4.0 |
| Aberdeen | 8,018 | 10.5 | 63,737 | 12.2 | 91,191 | 11.2 |
| Scottish Total | **24,724** | **4.8** | **214,445** | **7.3** | **304,831** | **6.3** |
| BAA Total | **98,289** | **2.2** | **867,575** | **3.6** | **1,249,475** | **3.2** |

| Cargo (Metric Tonnes) | Month | % Change* | Fin year to date: Apr to Nov 05 | % Change** | 12 months to Nov 05 | % Change*** |
|---|---|---|---|---|---|---|
| Heathrow | 111,801 | -5.8 | 888,019 | -1.7 | 1,307,851 | -0.7 |
| Gatwick | 20,350 | 6.6 | 148,502 | 4.4 | 222,402 | 2.6 |
| Stansted | 20,911 | 6.2 | 162,310 | 6.4 | 238,345 | 5.7 |
| London Area Total | **153,062** | **-2.8** | **1,198,831** | **0.0** | **1,768,598** | **0.5** |
| Southampton | 13 | -43.5 | 144 | -26.2 | 210 | -25.3 |
| Glasgow | 577 | -15.4 | 6,488 | 2.3 | 8,798 | 11.6 |
| Edinburgh | 3,089 | 18.2 | 19,523 | 5.5 | 29,171 | 8.1 |
| Aberdeen | 355 | 8.2 | 2,833 | 10.7 | 4,148 | 13.3 |
| Scottish Total | **4,021** | **11.0** | **28,844** | **5.3** | **42,117** | **9.3** |
| BAA Total | **157,096** | **-2.5** | **1,227,819** | **0.1** | **1,810,925** | **0.7** |

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of November 2004

** compared to the eight months April to November 2004

*** compared to the twelve months to November 2004

BAA

## Market Comparison: November 2005

| *Market* | *BAA Total Nov 04 (000s)* | *BAA Total Nov 05 (000s)* | *% Change* |
|---|---|---|---|
| **Domestic** | 2,229 | 2,243 | 0.6 |
| **Eire** | 503 | 547 | 8.8 |
| **European Scheduled** | 3,968 | 4,057 | 2.3 |
| **European Charter*** | 421 | 338 | -19.8 |
| **North Atlantic** | 1,371 | 1,384 | 1.0 |
| **Other Long Haul** | 1,697 | 1,839 | 8.4 |
| **Total** | **10,189** | **10,409** | **2.2** |

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

BAA

# News release

**Embargoed until 0700 hours Friday 9 December 2005**

## BAA Launches Consultation on "Great Value" Stansted Runway Project

BAA today launched a detailed consultation document on the location of the planned second runway and associated facilities at Stansted Airport.

The company also disclosed its latest estimates of the cost of the project, which show an almost 30 per cent reduction on the cost of the option shown in the Government's White Paper on Air Transport. The project, known as Stansted Generation 2, is now costed at around £2.7 billion[1], compared to a Government estimate of around £3.7 billion for the construction of everything within the expanded airport boundary. It will deliver a two-runway Stansted, capable of handling around 76 million passengers a year by 2030.

Subject to planning permission, the additional capacity will be built in phases as passenger numbers grow. The first phase, costing approximately £1.7 billion, would provide additional capacity for around 15 million passengers and includes the cost of acquiring the land, preparing it for the construction and the building of the second runway and airport facilities. This will build upon the 35 million a year capacity of the single-runway airport. Subsequent phases will cost a further £1 billion.

Mike Clasper, Chief Executive Officer, BAA Plc, said:

"We've worked very hard in the last two years to ensure that Stansted G2 will deliver great value to the UK economy, to our airlines and to people using the airport. We've also examined in great detail the environmental impacts of the project, in order to ensure that they are reduced as far as possible.

[1] all costs quoted are in 2005 prices





Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

BAA

"The good news is that we've managed to reduce the costs of this project by nearly 30 per cent, compared with the Government's original estimate. This confirms our view that Stansted G2 is a very deliverable project, given BAA's track record on big construction projects like Heathrow Terminal 5.

"Now we're ready to consult with local communities, airlines and other stakeholders to test our thinking and improve our plans, prior to their submission for formal planning approval in 2007. If the planning system works as it's supposed to, and our regulator agrees a satisfactory pricing formula to remunerate our shareholders, the first phase of Stansted G2 can be operational by the end of 2013."

For further information on BAA plc see www.baa.com

- Ends -

**Media enquiries:** **Duncan Bonfield, BAA plc**
**tel + 44 (0)7990 777440**

**Mark Mann, BAA plc**
**tel + 44 (0)20 7932 6609**

**City enquiries:** **Sarah Hunter, BAA plc**
**tel + 44 (0)7876 398263**

**Note to editors**

Today's announcement came as BAA launched a three-month consultation on the four runway location options it has short-listed for the location of the second runway and the related airport development – the Stansted Generation 2 project. The consultation document gives details of BAA's own preferred option and a full comparison with other short-listed options.

Phase 1, costing approximately £1.7 billion, includes:

- The construction of a new runway 3,048 metres in length
- New parallel taxiways and cross-taxiways connecting the new runway with the

- Airfield ground lighting, markings and navigational aids
- Around 42 aircraft stands and associated piers to provide access to and from the aircraft
- A passenger terminal building, with passenger, baggage and aircraft handling facilities
- A new control tower
- Car parking - passenger terminal area, long-term, mid-term and staff
- Road connection from the M11 into the new terminal area
- Local access road diversions
- Electrical supply, gas, water and sewage services
- All landscaped areas planted, sub-surface drainage and balancing ponds, constructed to full capacity and all earthworks completed

Further phases, costing approximately £1 billion in total, include:

- Further expansion of the new terminal
- Runway and airfield developments
- Additional expenditure on car parks, roads, piers and satellites

The anticipated cost of building a second runway and new terminal at Stansted compares well with other major airport investment projects. The consultation document published today shows that BAA's preferred runway option would enable Stansted to handle around 76 million passengers per annum in 2030 (from 35 million passengers on one runway) at a cost of around £2.7 billion, which equates to a capital cost per passenger of £65. This compares with an estimated cost, based upon publicly available data, of £70 per passenger in the recently announced £1.5 billion development at Luton Airport and £95 per passenger for the £1.4 billion spent adding capacity around a second runway at Manchester Airport.